217 N. 4th Avenue P.O. Box 9 Sturgeon Bay, WI 54235-0009 920-743-5551

June 15, 2011

VIA EDGAR

United States Securities and Exchange Commission

Michael Clampitt, Senior Counsel

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:

Baylake Corp.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 1-16339

Dear Mr. Clampitt:

We are in receipt of your letter dated May 17, 2011 seeking additional information concerning the Form 10-K filed by Baylake Corp. for the year ended December 31, 2010.

We acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosures in our filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Risk Factors, page 12

1.

Comment:  Noting the significant amount of MBS’s held by the Bank, consider the need in future filings to discuss the risks regarding the types and locations of the underlying mortgages and their performance to date.

Response:

In our second quarter 2011 Form 10-Q filing and future Form 10-K filings, we will expand the disclosures in the “Risk Factors” section to specifically identify the risks related to our investments in mortgage-

backed securities.  In the subsection “Risks Related to Our Operations”, the following disclosure will be added:

The mortgage-backed securities in which we invest are subject to several types of risk.

Mortgage-backed securities are securities that evidence interests in, or are secured by, a single mortgage loan or a pool of mortgage loans.  Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.  In a rising interest rate environment, the value of mortgage-backed securities may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument.  The value of mortgage-backed securities may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities’ market as a whole.  In addition, mortgage-backed securities are subject to the credit risk associated with performance of the underlying mortgage properties.  Mortgage-backed securities are issued by investment banks, not financial institutions, and while the loans that are pooled to create the security carry government agency guarantees, the securities themselves are not insured or guaranteed by the United States government.  Finally, mortgage-backed securities are also subject to geographic risk, when the mortgages underlying the securities are concentrated in one or more geographic areas.  This risk is managed by monitoring the geographic dispersion of the underlying loans in each security.  As of December 31, 2010, the highest concentration of loans issued in any state was issued in California and those loans represented approximately 15.4% of the total amount invested in mortgage-backed securities.

Although we generally invest only in mortgage-backed securities collateralized by residential loans, the value of such securities can be negatively impacted by any dislocation in the mortgage-backed securities market in general.  The mortgage-backed securities market has recently suffered from a severe dislocation created by mortgage pools that included sub-prime mortgages secured by residential real estate.

Additionally, the following language will be added to the disclosure footnote related to our Securities portfolio (sample language is based on the December 31, 2010 data):

At December 31, 2010 and 2009, the mortgage-backed securities portfolio was $159.6 million, (59.9%) and $120.1 million, (58.7%), respectively, of the investment portfolios.  Approximately 90%, or $144 million, of the mortgage-backed securities outstanding at December 31, 2010 were agency mortgage-backed securities, which are guaranteed by the United States government.  Non-agency mortgage-backed securities present a level of credit risk that does not exist currently with agency-backed securities, but only comprised approximately 10%, or $16 million, of the outstanding mortgage-backed securities at December 31, 2010.  We evaluate these non-agency mortgage-backed securities at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

Regulatory oversight of us and the Bank has increased, page 18

2.

Comment:  In future filings, please revise to disclose, in an appropriate section, the current status and the steps that have been taken in response to the agreements with the Federal Reserve and the State of Wisconsin Department of Financial Institutions.

In future filings, a footnote will be included disclosing the current status and steps that have been taken in response to the agreements with the Federal Reserve and the State of Wisconsin Department of Financial Institutions.  Below is a draft of the proposed disclosures.

Supervisory Agreement

On December 23, 2010, the Bank entered into a Written Agreement with the Federal Reserve Bank and the Wisconsin Department of Financial Institutions “WDFI” (“the Written Agreement”).  Under the terms of the Written Agreement, the Bank has agreed to develop and submit for approval within the time periods specified therein written plans to: (a) further reduce the Bank’s concentration of commercial real estate loans; (b) improve the Bank’s position with respect to loans, relationships, or other assets in excess of $0.5 million which are now or in the future become past due more than 90 days, are on the Bank’s problem loan list, or are adversely classified in any report of examination of the Bank; (c) review and revise, as appropriate, the Bank’s current policy for determining, documenting and recording an adequate allowance for loan losses and maintain sound processes for compliance with the same; and (d) improve the Bank’s earnings and overall condition.

In addition, the Bank has agreed that it will: (a) not extend, renew or restructure any credit that has been criticized by the Federal Reserve Bank or the WDFI absent prior board of directors’ approval in accordance with the restrictions in the Written Agreement; and (b) eliminate all assets or portions of assets classified as “loss” and thereafter charge off all assets classified as “loss” in a federal or state report of examination, unless otherwise approved by the Federal Reserve Bank. In addition, we have agreed that we will: (a) not take any other form of payment representing a reduction in the Bank’s capital or make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities absent prior regulatory approval; (b) refrain from incurring or guaranteeing any debt without the prior written approval of the Federal Reserve Bank; and (c) refrain from purchasing or redeeming any shares of our stock without the prior written consent of the Federal Reserve Bank.

Under the terms of the Written Agreement, both we and the Bank have agreed to: (a) submit for approval plans to maintain sufficient capital on a consolidated basis, and the Bank, on a stand-alone basis; (b) comply with applicable notice provisions with respect to the appointment of new directors and senior executive officers and legal and regulatory limitations on indemnification payments and severance payments; and (c) refrain from declaring or paying dividends absent prior regulatory approval. Failure to comply with the provisions of the Written Agreement could result in the imposition of additional restrictions and/or sanctions by the Federal Reserve Bank and WDFI and could have a material adverse effect on our consolidated financial condition and results of operations.

As of the date of this filing, we and the Bank have complied with all terms of the Written Agreement.  Specific steps taken include, but are not limited to:

1.

Continuing to reduce the Bank’s concentration in Commercial Real Estate loans and placing a greater emphasis on Commercial and Industrial loans.

2.

 Delegating primary responsibility to the Bank’s Directors’ Loan Committee for the following:

a.

Monitoring loan relationships and other assets, including Other Real Estate Owned, in excess of $0.5 million with an emphasis on improving the Bank’s position.

b.

Overseeing the Bank’s current policy for determining, documenting and recording an adequate allowance for loan losses and monitoring the Bank’s compliance with such policy.

c.

Charging-off all assets classified as “loss” in a federal or state report of examination.

3.

Delegating primary responsibility to our full Board of Directors for the following:

a.

Pre-approving any extension, renewal, or restructure of any asset criticized by the Federal Reserve Bank or WDFI.

b.

Obtaining prior regulatory approval on any form of payment resulting in a reduction in our or the Bank’s capital, including interest payments on our debentures or trust preferred securities.

c.

Obtaining Federal Reserve Bank approval prior to purchasing or redeeming any shares of our stock.

d.

Submitting required capital plans to the Federal Reserve Bank and DFI.

e.

Complying with notice provisions with respect to new directors and senior executive officers.

f.

Complying with legal and regulatory limitations on indemnification payments and severance payments.

g.

Obtaining prior regulatory approval for the declaration and payment of dividends.

4.

Our senior management, primarily through our Chief Executive Officer, has established a regular dialogue with our lead examiner.  These open communication lines provide timely feedback to us on proposed action plans and keep our regulators updated on progress we have made.

Management’s Discussion and Analysis of financial Condition and Results of Operation

Goodwill, page 46

3.

We note disclosure here and in note 1 to the consolidated financial statements (Goodwill and Other intangible Assets, page 64) regarding the extent of your goodwill impairment testing during 2010 (i.e. your use of a third party valuation firm, and that there was no impairment of your goodwill).  Please confirm that you did not fail step one and tell us, and revise future filings to disclose for each reporting period, the percentage by which the fair value of the reporting unit exceeded its carrying value as of the date of the most recent test.

As required by Accounting Standards Codification ASC 350-30, an outside valuation of Baylake Corp. was performed by a third-party valuation firm specialized in valuing banks and bank holding companies.  The purpose of the valuation was to determine if our current value was sufficient to cover the current levels of goodwill.  Our value, as determined by the third-party valuation firm, exceeded our current carrying value including goodwill and, as such, we did not fail step one of the impairment analysis.  Therefore, no further steps were necessary.

In our future filings, we will disclose the percentage by which our fair value, as determined by the third-party valuation firm, exceeds our carrying value including goodwill.  Below is a draft of the proposed disclosure.

Goodwill

Goodwill is not amortized but is subject to impairment tests on an annual basis or more frequently if deemed appropriate.  In 2010, we hired a firm specializing in rendering valuation opinions for banks and bank holding companies nationwide.  Since the valuation range obtained from that firm exceeded our carrying value including goodwill, we did not fail step one of the impairment test established under generally accepted accounting principles and, therefore, no goodwill impairment was recognized.  Based on the valuation obtained as of September 30, 2010, our valuation exceeded our carrying value by a range of 22% to 33%.

Notes to Consolidated Financial Statements

Note 4 – Loans, page 73

4.

We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosures for earlier periods.  We note you did not provide comparative information for many of your credit quality disclosures.  To the extent the information required for comparative disclosure is reasonably available, please provide comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.  Where comparative disclosures are not necessarily available, state as such in your filing.

Information was not reasonably available to provide comparative disclosures for earlier periods as encouraged by ASU 2010-20.  As you will note in our March 31, 2011 Form 10-Q filing, comparative disclosures were provided for the December 31, 2010 time period (see attached Exhibit A).  In our remaining 2011 Form 10-Q filings for the periods ending June 30, 2011 and September 30, 2011, we will state that comparative disclosures are not reasonably available.  We intend to provide the comparative disclosures required under ASU 2010-20 beginning with our December 31, 2011 Form 10-K filing and in all periodic filings thereafter.

5.

We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary.

Loans originated by the Bank and held for investment purposes are carried at amortized cost less an allowance for loan loss.  The Bank does not acquire loans with deteriorated credit quality and it has not, to date, acquired any loans through FDIC-assisted transactions.  Therefore, there is only one initial measurement attribute for the Bank to consider.

The second step of the determination process for the entity assessment requires disaggregating the loans to the level the Bank uses when assessing and monitoring the risk and performance of the loan portfolio.  To assess risk at a disaggregated level, the Bank uses the regulatory Call Report purpose code as a primary basis to group its loans.  This is consistent with the manner in which the regulators evaluate risk and concentration within the Bank’s portfolio, resulting in a categorization of borrowers with similar characteristics.  For instance, borrowers with commercial real estate as collateral fall into a different category than borrowers with commercial and industrial loans, thus breaking the Bank’s commercial loan customers out further into groups it identifies as having different risk characteristics.

Another consideration was the geographic location of the borrower and collateral.  However, predominantly all of the Bank’s loans and supporting collateral are located in Wisconsin.  To disaggregate the loans further based on the location did not provide any value.  We also determined additional value was not provided by breaking the loans out further by location within the State of Wisconsin, since our geographic markets have many similarities.

Based on the information provided, we believe the disclosures in Note 4 of our 2010 Consolidated Financial Statements accurately reflect the information used by management to assess and monitor the performance of the Bank’s loan portfolio.  We also believe the disclosures comply with the requirements of paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22.

We appreciate any input you may have to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in filings.

Sincerely,

/s/ Kevin L. LaLuzerne

Kevin L. LaLuzerne

Chief Financial Officer

EXHIBIT A

EXCERPT OF COMPARATIVE CREDIT QUALITY DISCLOSURES FROM MARCH 31, 2011 FORM 10-Q

7.

Loans

Loans held for investment are summarized as follows (dollar amounts in thousands):

	March 31, 2011	December 31, 2010

Real Estate-Commercial	$330,226	$344,263
Real Estate-Residential	130,322	129,449
Real Estate-Construction	53,298	55,467
Commercial Loans	81,688	73,928
Consumer Loans	9,576	10,225
Obligations of States and Political Subdivisions	15,960	16,892
Gross Loans	621,070	630,224
Less: Deferred Origination Fees, net of costs	(342)	(333)
Less: Allowance for Loan Losses	(12,098)	(11,502)
Total	$608,630	$618,389

Loans having carrying value of $90,260 and $86,744 are pledged as collateral for borrowings from the Federal Home Loan Bank at March 31, 2011 and December 31, 2010, respectively.

A summary of the activity in the allowance for loan losses by class of loan is as follows (dollar amounts in thousands):

	Construction Loans	Real Estate- Mortgage	Real Estate- Commercial	Commercial	Consumer	Municipal	Not Specifically Allocated	Total
Allowance for Loan Losses:
Balance January 1, 2011	$1,424	$2,103	$6,355	$1,189	$391	$-	$40	$11,502

Charge-offs	(62)	(393)	(222)	(21)	(157)	-	-	(855)
Recoveries	50	2	71	15	13	-	-	151
Provision	(36)	678	(23)	(161)	142	-	700	1,300

Balance March 31, 2011	$1,376	$2,390	$6,181	$1,022	$389	$-	$740	$12,098
Ending balance individually evaluated for impairment	$116	$771	$945	$199	$154	$-	$-	$2,185
Ending balance collectively evaluated for impairment	$1,260	$1,619	$5,236	$823	$235	$-	$740	$9,913

Loans:
Balance March 31, 2011	$53,298	$130,322	$329,908	$81,664	$9,576	$15,960	$-	$620,728
ALL	1,376	2,390	6,181	1,022	389	-	740	12,098
Recorded investment	$51,922	$127,932	$323,727	$80,642	$9,187	$15,960	$(740)	$608,630
Ending balance individually evaluated for impairment	$118	$2,196	$4,472	$474	$15	$-	$-	$7,275
Ending balance collectively evaluated for impairment	$51,804	$125,736	$319,255	$80,168	$9,172	$15,960	$(740)	$601,355

	Construction Loans	Real Estate- Mortgage	Real Estate- Commercial	Commercial	Consumer	Municipal	Not Specifically Allocated	Total
Allowance for Loan Losses:
Balance January 1, 2010	$1,184	$1,452	$4,558	$1,497	$375	$-	$534	$9,600

Charge-offs	(1,837)	(156)	(5,443)	(1,030)	(123)	-	-	(8,589)
Recoveries	5	206	1,316	1,553	61	-	-	3,141
Provision	2,072	601	5,924	(831)	78	-	(494)	7,350

Balance, December 31, 2010	$1,424	$2,103	$6,355	$1,189	$391	$-	$40	$11,502
Ending balance individually evaluated for impairment	$168	$717	$1,236	$528	$189	$-	$-	$2,838
Ending balance collectively evaluated for impairment	$1,256	$1,386	$5,119	$661	$202	$-	$40	$8,664

Loans:
Balance December 31, 2010	$55,467	$129,448	$343,955	$73,904	$10,225	$16,892	$-	$629,891
ALL	(1,424)	(2,103)	(6,355)	(1,189)	(391)	-	(40)	(11,502)
Recorded investment	$54,043	$127,345	$337,600	$72,715	$9,834	$16,892	$(40)	$618,389
Ending balance individually evaluated for impairment	$3,959	$4,178	$23,883	$1,174	$7	$-	$-	$33,201
Ending balance collectively evaluated for impairment	$50,084	$123,167	$313,717	$71,541	$9,827	$16,892	$(40)	$585,188

A summary of past due loans at March 31, 2011 and December 31, 2010 is as follows (dollar amounts in thousands):

	March 31, 2011
	30-89 Days Past Due (accruing)	90 Days & Over or on non-accrual	Total

Construction	$325	$5,856	$6,181
Real estate – mortgage	2,337	3,804	6,141
Real estate – commercial	4,953	6,593	11,546
Commercial	1,937	745	2,682
Consumer	54	219	273
Municipal	--	--	--

Total	$9,606	$17,217	$26,823

	December 31, 2010
	30-89 Days Past Due (accruing)	90 Days & Over or on non-accrual	Total

Construction	$586	$4,066	$4,652
Real estate – mortgage	1,311	4,845	6,156
Real estate – commercial	3,531	6,360	9,891
Commercial	289	973	1,262
Consumer	95	256	351
Municipal	--	--	--

Total	$5,812	$16,500	$22,312

Credit Quality:  We utilize a risk grading matrix on each of our commercial loans.  Loans are graded on a scale of 1 to 7.  A description of the loan grades is as follows:

0001 Excellent Risk.  Borrowers of highest quality and character.  Almost no risk possibility.  Balance sheets are very strong with superior liquidity, excellent debt capacity and low leverage.  Cash flow trends are positive and stable.

0002 Very Good Risk.  Good ratios in all areas.  High quality borrower.  Normally quite liquid.  Differs slightly from a one rated customer.

0003 Strong in most categories.  Possible higher levels of debt or shorter track record.  Minimal attention required.

0004 Better than Average Risk.  Adequate ratios, fair liquidity, desirable customer.  Proactive management.  Performance trends are positive.  Any deviations are limited and temporary as a historical trend.

0005 Satisfactory Risk.  Some ratios slightly weak.  Overall ability to repay is adequate.  Capable and generally proactive management in all critical positions.  Margins and cash flow may lack stability but trends are stable to positive.  Company normally profitable year to year but may experience an occasional loss.

0006 A Weakness detected in either management, capacity to repay or balance sheet.  Erratic profitability and financial performance.  Loan demands more attention.  Includes loans deemed to have weaknesses and less than 90 days past due.

0006 B   Have weaknesses that deserve management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Bank’s collateral position at some future date.  Loans rated 6B are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

0007 Well defined weaknesses and trends that jeopardize the repayment of loans.  Ranging from workout to legal.  Includes loans that are 90 days and over past due.

Below is a breakdown of loans by risk grading as of March 31, 2011(dollar amounts in thousands):

	0001-0005	0006A	0006B	0007	Total

Commercial Loans	$69,926	$5,506	$3,649	$2,607	$81,688
Real Estate - Commercial	231,938	34,781	24,338	39,169	330,226
Real Estate - Construction	36,359	6,288	3,278	7,373	53,298
	338,223	46,575	31,265	49,149	465,212
Real Estate - Residential	122,572	672	1,012	6,066	130,322
Consumer Loans	9,370	--	--	206	9,576
Obligations of States and Political Subdivisions	15,960	--	--	--	15,960
	147,902	672	1,012	6,272	155,858
	$486,125	$47,247	$32,277	$55,421	$621,070
Deferred origination Fees, net of costs					(342)
Total					$620,728

Below is a breakdown of loss by risk grading as of December 31, 2010:

	0001-0005	0006A	0006B	0007	Total

Commercial Loans	$61,733	$5,964	$3,590	$2,641	$73,928
Real Estate – Commercial	240,368	33,604	35,763	34,528	344,263
Real Estate – Construction	37,990	6,587	5,308	5,582	55,467
	340,091	46,155	44,661	42,751	473,658
Real Estate - Residential	120,529	715	1,846	6,359	129,449
Consumer Loans	9,985	--	--	240	10,225
Obligations of States and Political Subdivisions	16,892	--	--	--	16,892
	147,406	715	1,846	6,599	156,566
	$487,497	$46,870	$46,507	$49,350	630,224

Deferred Origination Fees, net of costs	(333)
Total	$629,891

8.

Allowance For Loan Losses (“ALL”)

The ALL represents management’s estimate of probable and inherent credit losses in the loan portfolio. Estimating the amount of the ALL requires the exercise of significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of other qualitative factors such as current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset on our consolidated balance sheet. Loan losses are charged off against the ALL, while recoveries of amounts previously charged off are credited to the ALL. A provision for loan losses (“PFLL”) is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The ALL consists of specific reserves on certain impaired loans and general reserves for non-impaired loans.   Specific reserves reflect estimated losses on impaired loans from analyses developed through specific credit allocations for individual loans. The specific credit allocations are based on regular analyses of all impaired non-homogenous loans. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based on the Bank’s historical loss experience which is updated quarterly. The general reserve portion of the ALL also includes consideration of certain qualitative factors such as 1) changes in the nature, volume and terms of loans, 2) changes in lending personnel, 3) changes in the quality of the loan review function, 4) changes in nature and volume of past-due, nonaccrual and/or classified loans, 5) changes in concentration of credit risk, 6) changes in economic and industry conditions, 7) changes in legal and regulatory requirements, 8) unemployment and inflation statistics, and 9) changes in underlying collateral values.

There are many factors affecting the ALL; some are quantitative while others require qualitative judgment. The process for determining the ALL (which management believes adequately considers potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional PFLL could be required that could adversely affect our earnings or financial position in future periods. Allocations of the ALL may be made for specific loans but the entire ALL is available for any loan that, in management’s judgment, should be charged-off or for which an actual loss is realized. As an integral part of their examination process, various regulatory agencies review the ALL as well. Such agencies may require that changes in the ALL be recognized when such regulators’ credit evaluations differ from those of management based on information available to the regulators at the time of their examinations.

Changes in the ALL were as follows (dollar amounts in thousands):

ALLOWANCE FOR LOAN LOSSES

	For the three months ended March 31,
	2011	2010

Balance at beginning of period	$11,502	$9,600
Provision for loan losses	1,300	1,050
Charge-offs	(855)	(1,939)
Recoveries	151	1,424
Balance at end of period	$12,098	$10,135
Net charge-offs	$(704)	$(515)

Information regarding impaired loans is as follows (dollar amounts in thousands):

IMPAIRED LOANS AND ALLOCATED ALLOWANCE

March 31, 2011	Construction Loans	Real Estate- Mortgage	Real Estate- Commercial	Commercial	Consumer	Municipal	Not Specifically Allocated	Total
With an allowance recorded:
Recorded investment	$117	$2,196	$4,472	$474	$15	$-	$-	$7,274
Unpaid principal balance	234	2,967	5,417	673	169	-	-	9,460
Related allowance	117	771	945	199	154	-	-	2,186

With no related allowance recorded:
Recorded investment	5,572	886	1,176	73	25	-	-	7,732
Unpaid principal balance	5,572	886	1,176	73	25	-	-	7,732
Related allowance	-	-	-	-	-	-	-	-

Total:
Recorded investment	$5,689	$3,082	$5,648	$547	$40	$-	$-	$15,006
Unpaid principal balance	5,806	3,853	6,593	746	194	-	-	17,192
Related allowance	117	771	945	199	154	-	-	2,186

Average recorded investment during quarter	$4,768	$3,630	$5,399	$483	$53	$-	$-	$14,333

Interest income recognized while impaired	-	1	-	-	-	-	-	1

December 31, 2010	Construction Loans	Real Estate - Mortgage	Real Estate- Commercial	Commercial	Consumer	Municipal	Not Specifically Allocated	Total
With an allowance recorded:
Recorded investment	$288	$3,097	$4,174	$110	$7	$-	$-	$7,676
Unpaid principal balance	456	3,814	5,410	638	196	-	-	10,514
Related allowance	168	717	1,236	528	189	-	-	2,838

With no related allowance recorded:
Recorded investment	$3,559	$1,081	$977	$309	$60	$-	$-	$5,986
Unpaid principal balance	3,559	1,081	977	309	60	-	-	5,986
Related allowance	-	-	-	-	-	-	-	-

Total:
Recorded investment	$3,847	$4,178	$5,151	$419	$67	$-	$-	$13,662
Unpaid principal balance	4,015	4,895	6,387	947	256	-	-	16,500
Related allowance	168	717	1,236	528	189	-	-	2,838

Average recorded investment during quarter	$4,100	$2,885	$7,113	$426	$51	$-	$-	$14,575

Interest income recognized while impaired	$3	$-	$2	$-	$-	$-	$-	$5

Management regularly monitors impaired loan relationships.  In the event facts and circumstances change, an additional PFLL may be necessary.

Nonperforming loans are as follows (dollar amounts in thousands):

NONPERFORMING LOANS

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Nonaccrual loans	$17,027	$15,877	$18,339	$23,550	$16,969
Loans restructured in a troubled debt restructuring	165	623	586	160	386
Total nonperforming loans (“NPL”)	$17,192	$16,500	$18,925	$23,710	$17,355

Restructured loans, accruing	$22,777	$13,090	$11,416	$9,845	$9,809